

Mail Stop 3030

January 29, 2010

Via U.S. Mail and Facsimile to (603) 595-6993

Richard Johnson
Vice President and Corporate Controller
GT Solar International, Inc.
243 Daniel Webster Highway
Merrimack, NH 03054

> **Re:** **GT Solar International, Inc.**
> **Form 10-K for the Fiscal Year ended March 28, 2009**
> **Filed June 9, 2009**
> **Form 10-Q for the Fiscal Quarter ended September 26, 2009**
> **File No. 001-34133**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended March 28, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 52

1.   We noted the discussion herein that certain customer arrangements were modified to revise the delivery schedule of DSS units and cancellation of undelivered equipment "which allowed [you] to recognize revenue of approximately $56.7 million" during fiscal 2009. Please describe for us in greater detail the facts and circumstances which resulted in the recognition of revenue from this revised transaction during 2009. Specifically, please describe for us the original provisions of the arrangement whereby you had deferred revenue recognition, discuss the specific modifications that were made to the agreement (including a chronological discussion of when the revisions were made and agreed upon) and describe how your revenue recognition policy in this instance (and in other situations where there is a modification of customer agreements) permits you to recognize revenue at an earlier point in the sales cycle (including the scheduled delivery dates) than previously appropriate. Also, please describe for us and quantify all instances in which these modifications took place during all of the periods presented, including any interim periods subsequent to your fiscal year-end.

2.   We note you that recorded approximately $11.3 million in 2009 as cost of revenues resulting from expected forfeitures of vendor advancements during the year-end March 28, 2009. We also noted similar charges during the six months ended September 26, 2009. Please tell us in detail and revise future filings to disclose your accounting policy for recognizing expenses from contract forfeitures of vendor advances. Please discuss how you determine the amount of the forfeitures, whether by contractual terms or another means, how you determine the period in which to record the charge and why the charges are properly classified as cost of revenues.

Form 10-Q for the Fiscal Quarter ended September 26, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 26

Cash Flows from Operating Activities, page 27

3.   We see that you have attributed the increase in your cash flows from operations for the six months ended September 26, 2009 to the "receipt of cash of approximately $35.3 million for refundable income taxes due to an election of a change in accounting method for tax purposes". Please describe for us and revise future filings to disclose in

appropriate detail the aforementioned change in accounting tax methodology which lead to this significant receipt of cash as well as any impact of the transaction on your results of operations, including your tax provisions (benefits).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 with any questions.

Sincerely,

Jay Webb
Accounting Reviewer